SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS H1 LOSS OF €197M AS TRAFFIC FALLS 80% TO 17M

Ryanair Holdings plc today (2 Nov.) reported a H1 loss of €197m, compared to a PY H1 profit of €1.15bn. Highlights of this 6-month period include:

●
99% of the fleet grounded from mid-March to end June.
●
Successful return to service implemented 1 July.
●
H1 traffic fell from 86m to 17m.
●
Cost reduction measures implemented across business.
●
Successful €1.25bn financing raised in Sep. (equity placing & eurobond).
●
Cash prioritised. Closing cash €4.5bn.
●
Over €1.5bn debt due in 2021 (incl. £600m UK CCFF & €850m Jun’14 bond).

H1 (IFRS) – Group*	30 Sep. 2019	30 Sep. 2020	Change
Customers	85.7m	17.1m	-80%
Load Factor	96%	72%	-24pts
Revenue	€5.39bn	€1.18bn	-78%
Op. Costs	€4.10bn	€1.35bn	-67%
PAT/(Net Loss)	€1.15bn	(€197m)	n/m
* excl. €214m except. hedge ineffectiveness charge.

COVID-19:
Covid-19 grounded the Group’s entire fleet from mid-March to the end of June as EU Govts imposed flight or travel bans and widespread population lockdowns. During this crisis, Group airlines repatriated customers and operated rescue flights for many EU Govts. The Group implemented extensive health measures, especially onboard aircraft, to comply with EU guidelines (ECDC & EASA) and on 1 July successfully resumed flights across most of our route network operating up to 60% of prior year capacity in Q2 achieving over 70% load factors. Passenger confidence and forward bookings into W.20 were negatively impacted by the return of uncoordinated EU Govt flight restrictions in Sep. and Oct. which heavily curtailed travel to/from much of Central Europe, the UK, Ireland, Austria, Belgium and Portugal. As a result, Ryanair recently cut its FY21 traffic guidance to approx. 38m guests. This takes the Group’s W.20 (Nov-Mar) capacity down from the previously guided 60% to at most 40% of prior year traffic.

Ryanair’s Customer Service teams (supported by Ryanair Labs) have cleared an unprecedented volume of customer flight changes and Covid-19 cancellations, while processing a record backlog of refunds caused by almost 4 months of EU Govt imposed flight cancellations. This process was frustrated by unlicensed OTAs, many of who provided false customer contact and fake payment details at the time of booking. Despite the enormity of the task, almost all non-OTA refund requests have now been dealt with either via cash refunds or vouchers.

The Covid-19 crisis has already caused the closure of a number of EU airlines including Flybe, Germanwings and Level as well as deep long-term capacity reductions at many others. It has sparked a flood of illegal State Aid from EU Governments to their flag carriers including Alitalia, Air France/KLM, LOT, Lufthansa, SAS, TAP and others. This illegal State Aid will distort competition and allow failed flag carriers to engage in below cost selling for many years. We expect intra-European air travel capacity to remain subdued for the next few years. This will create opportunities for Ryanair (Europe’s lowest cost airline) to grow its network, and expand its fleet, to take advantage of lower cost airport and aircraft opportunities that will inevitably arise.

H1 BUSINESS REVIEW:

Revenue & Costs
Revenue fell by 78% to €1.18bn as traffic fell 80% to 17.1m. With almost zero Q1 traffic, the vast majority of H1 revenue was earned in Q2. Ancillary revenue performed strongly as more guests chose priority boarding and reserved seating.

During the half-year substantial work has been undertaken to successfully improve Ryanair’s long term cost leadership. The Group has agreed modest pay cuts with our people and their unions which helped minimise job losses. Lauda has been completely restructured, better terms were agreed with our maintenance providers, lessors, marketing & other suppliers and many airport deals were renegotiated. Our Route Development teams are working with airports partners across Europe who have suffered steep traffic declines and discussions are ongoing with aircraft suppliers to amend pricing to reflect the new Covid-19 reality. Due to significantly reduced W.20 traffic forecasts and ongoing aircraft delivery delays, the Group recorded a €214m ineffectiveness charge on fuel and currency hedges in H1.

Balance Sheet & Liquidity
Ryanair’s balance sheet is one of the strongest in the industry with a BBB credit rating (S&P and Fitch) and over €4.5bn cash at 30 Sep. Almost 80% of the Group’s fleet is unencumbered (with a book value of over €7bn). Since March, the Group lowered cash burn by cutting costs, participating in EU Govt payroll support schemes, cancelling share buybacks and deferring non-essential capex. In Sep., the Group raised €400m of equity and a 5-year (unsecured) €850m eurobond with a 2.875% coupon (both transactions were multiple times oversubscribed and keenly priced). Cash was also boosted by €250m supplier reimbursements received in Q2. This ensures that the Group is well financed to deal with the Covid-19 crisis and removes refinancing risk as it prepares to repay maturing debt over the coming year (CCFF £600m in Mar. & €850m bond in Jun. 2021). This financial strength enables the Group to capitalise on the many growth opportunities that are available post Covid-19.

Boeing MAX update
It is over 18-months since the Group was due to take delivery of its first Boeing 737-MAX-200 aircraft. Boeing expect a calendar Q4 return to service for the MAX-8, allowing Ryanair to, hopefully, accept delivery of its first MAX-200 in early 2021. We expect to take delivery of approx. 30 MAXs before peak S.2021. While the Group received supplier reimbursements in Q2, compensation discussions will not be finalised or concluded with Boeing until the MAX returns to service and revised delivery schedules can be finalised and agreed. We remain committed to the Boeing 737, particularly the new 200 series “gamechanger” aircraft which have 4% more seats, 16% lower fuel burn and 40% lower noise emissions. These new aircraft will enable Ryanair to grow to 200m passengers p.a. over the next 5 or 6 years while lowering the cost base and significantly reducing its environmental footprint.

BREXIT:
The risk of a no-deal Brexit remains high. We hope, before the end of the Transition Period in Dec., that the UK and Europe will agree a trade deal to cover air travel which will allow the free movement of people and the deregulated airline market between the UK and Europe to continue. As an EU airline group, Ryanair should be less affected by a no-deal Brexit than our UK registered competitors. However, we still expect Brexit to cause adverse trading consequences. Ryanair has put the necessary measures in place to ensure that the Group remains majority EU owned, including restricting voting rights of non-EU shareholders, in the event of a “hard-Brexit”. We therefore expect the Group’s AOCs in Austria, Ireland, Malta and Poland to continue to operate freely. In addition, Ryanair’s UK AOC (Ryanair UK) will be able to benefit from any bilateral agreements negotiated between the UK and non-EU countries while facilitating the operation of domestic UK flights.

OUTLOOK:
FY21 will continue to be a hugely challenging year for Ryanair. Given the current Covid-19 uncertainty, Ryanair cannot provide FY21 PAT guidance at this time. The Group expects to carry approx. 38m passengers in FY21, although this guidance could be further revised downwards if EU Govts continue to mismanage air travel and impose more uncoordinated travel restrictions or lock downs this winter. The Group expects to record higher losses in H2 than in H1.

As we look beyond the Covid-19 crisis, and the emergence of effective vaccines in early 2021, the Ryanair Group expects to have a lower cost base, a stronger balance sheet, which will enable it to fund lower fares, and add new lower cost aircraft to capitalise on the many growth opportunities that will be available in all markets across Europe, especially where competitor airlines have substantially cut capacity or failed.

ENDS
For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333

Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair. Carrying 149m guests p.a. (pre Covid-19) on more than 2,100 daily flights from 72 bases, the Group connects over 240 destinations in 40 countries on a fleet of 470 aircraft, with a further 210 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 200m p.a. over the next 5 or 6 years. Ryanair has a team of over 16,000 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 35-year safety record. Ryanair is Europe’s greenest cleanest airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 EU major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2020 (unaudited)
		At Sep 30,	At Mar 31,
		2020	2020
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	9,266.2	9,438.0
Right-of-use asset		217.7	236.8
Intangible assets		146.4	146.4
Derivative financial instruments	13	146.5	378.5
Deferred tax		12.7	53.6
Total non-current assets		9,789.5	10,253.3

Current assets
Inventories		3.7	3.3
Other assets		152.3	178.7
Current tax		36.0	44.5
Assets held for sale	11	72.5	98.7
Trade receivables		32.7	67.5
Derivative financial instruments	13	95.4	293.2
Restricted cash		34.1	34.4
Financial assets: cash > 3 months		1,516.1	1,207.2
Cash and cash equivalents		2,952.1	2,566.4
Total current assets		4,894.9	4,493.9
Total assets		14,684.4	14,747.2

Current liabilities
Provisions		60.1	43.3
Trade payables		1,390.7	1,368.2
Accrued expenses and other liabilities		1,708.1	2,589.4
Current lease liability		62.6	75.0
Current maturities of debt		1,869.5	382.3
Derivative financial instruments	13	568.1	1,050.0
Total current liabilities		5,659.1	5,508.2

Non-current liabilities
Provisions		30.9	36.6
Derivative financial instruments	13	63.3	180.5
Deferred tax		299.3	353.5
Non-current lease liability		151.4	170.9
Non-current maturities of debt		3,501.7	3,583.0
Total non-current liabilities		4,046.6	4,324.5

Shareholders' equity
Issued share capital	14	6.7	6.5
Share premium account	14	1,144.1	738.5
Other undenominated capital	14	3.5	3.5
Retained earnings	14	3,833.1	4,245.0
Other reserves		(8.7)	(79.0)
Shareholders' equity		4,978.7	4,914.5

Total liabilities and shareholders' equity		14,684.4	14,747.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Half-Year ended September 30, 2020 (unaudited)

			Pre-Except. H1- Sep 30,	Except. Items H1- Sep 30,	IFRS H1- Sep 30,	IFRS H1- Sep 30,
		Change	2020	2020	2020	2019
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-79%	790.8	-	790.8	3,735.0
Ancillary revenues		-77%	385.4	-	385.4	1,654.6
Total operating revenues		-78%	1,176.2	-	1,176.2	5,389.6
Operating expenses
Fuel and oil		+78%	343.0	-	343.0	1,586.9
Depreciation		+22%	296.5	-	296.5	381.1
Staff costs		+60%	234.7	-	234.7	583.3
Airport and handling charges		+74%	169.7	-	169.7	660.2
Route charges		+73%	115.3	-	115.3	426.0
Marketing, distribution and other		+64%	106.4	-	106.4	299.1
Maintenance, materials and repairs		+40%	82.6	-	82.6	137.2
Aircraft rentals		+83%	4.8	-	4.8	27.5
Total operating expenses		+67%	1,353.0	-	1,353.0	4,101.3

Operating (loss)/profit			(176.8)	-	(176.8)	1,288.3
Other (expense)/income
Net finance expense		+42%	(15.3)	-	(15.3)	(26.6)
Hedge Ineffectiveness/foreign exchange translation			-	(240.2)	(240.2)	(2.2)
Total other income/(expenses)		+12%	(15.3)	(240.2)	(255.5)	(28.8)

(Loss)/profit before tax			(192.1)	(240.2)	(432.3)	1,259.5

Tax credit/(expense) on (loss)/profit	4		(4.4)	26.2	21.8	(106.8)

(Loss)/profit for the half-year - all attributable to equity holders of parent			(196.5)	(214.0)	(410.5)	1,152.7

(Loss)/earnings per ordinary share (€)
Basic	9	-137%			(0.3752)	1.0247
Diluted	9	-137%			(0.3752)	1.0204
Weighted ave. no. of ord. shares (in Ms)
Basic	9				1,094.0	1,124.9
Diluted	9				1,094.0	1,129.7

*’+’ is favourable and ‘-‘ is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter ended September 30, 2020 (unaudited)

			Pre-Except.	Except. Items	IFRS	IFRS
			Quarter	Quarter	Quarter	Quarter
			Ended	Ended	Ended	Ended
		Change	Sep 30, 2020	Sep 30, 2020	Sep 30, 2020	Sep 30, 2019
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-69%	690.1	-	690.1	2,217.7
Ancillary revenues		-58%	360.9	-	360.9	859.8
Total operating revenues		-66%	1,051.0	-	1,051.0	3,077.5

Operating expenses
Fuel and oil		+58%	334.1	-	334.1	802.9
Depreciation		+14%	162.5	-	162.5	188.2
Staff costs		+42%	166.2	-	166.2	286.0
Airport and handling charges		+55%	151.6	-	151.6	334.7
Route charges		+48%	113.0	-	113.0	216.3
Marketing, distribution and other		+59%	64.0	-	64.0	154.5
Maintenance, materials and repairs		+33%	46.4	-	46.4	69.1
Aircraft rentals		+81%	2.4	-	2.4	12.8
Total operating expenses		+50%	1,040.2	-	1,040.2	2,064.5

Operating profit		-99%	10.8	-	10.8	1,013.0
Other (expense)/income
Net finance expense		+55%	(5.9)	-	(5.9)	(13.1)
Hedge Ineffectiveness/foreign exchange translation			-	(227.3)	(227.3)	(2.3)
Total other (expense)			(5.9)	(227.3)	(233.2)	(15.4)

(Loss)/profit before tax			4.9	(227.3)	(222.4)	997.6

Tax (expense) on (loss)/profit	4		(27.5)	24.4	(3.1)	(87.4)

(Loss)/Profit for the quarter - attributable to equity holders of parent			(22.6)	(202.9)	(225.5)	910.2

(Loss)/earnings per ordinary share (€)
Basic	9	-125%			(0.2053)	0.8139
Diluted	9	-125%			(0.2053)	0.8107
Weighted ave. no. ord. shares (in Ms)
Basic	9				1,098.6	1,118.3
Diluted	9				1,098.6	1,122.7

*’+’ is favourable and ‘-‘ is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year ended September 30, 2020 (unaudited)

	Half-Year Ended Sep 30,	Half-Year Ended Sep 30,
	2020	2019
	€M	€M

(Loss)/profit for the half-year	(410.5)	1,152.7

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	69.1	216.5

Other comprehensive income for the half-year, net of income tax	69.1	216.5

Total comprehensive (loss)/income for the half-year - all attributable to equity holders of parent	(341.4)	1,369.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2020 (unaudited)

	Quarter Ended Sep 30,	Quarter Ended Sep 30,
	2020	2019
	€M	€M

(Loss)/profit for the quarter	(225.5)	910.2

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	103.1	293.2

Other comprehensive income for the quarter, net of income tax	103.1	293.2

Total comprehensive (loss)/income for the quarter - all attributable to equity holders of parent	(122.4)	1,203.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2020 (unaudited)
		Half-Year	Half-Year
		Ended	Ended
		Sep 30,	Sep 30,
		2020	2019 *Restated
	Note	€M	€M
Operating activities
(Loss)/profit after tax		(410.5)	1,152.7

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation		296.5	381.1
Increase in inventories		(0.4)	(2.0)
Tax (credit)/expense on profit		(21.8)	106.8
Share based payments		2.1	4.0
Decrease/(increase) in trade receivables		34.5	(16.1)
Decrease/(increase) in other assets		19.1	(27.4)
(Decrease)/increase in trade payables		(108.6)	168.6
(Decrease) in accrued expenses		(868.8)	(909.1)
Increase in provisions		11.1	0.7
Decrease in finance income		2.2	-
Increase in finance expense		(14.9)	(6.9)
Hedge ineffectiveness		(97.4)	-
Income tax paid		(1.0)	(49.3)
Net cash (outflow)/inflow from operating activities		(1,157.9)	803.1

Investing activities
Capital expenditure purchase of property, plant and equipment net of supplier proceeds		142.5	(334.2)
Decrease in restricted cash		0.3	0.5
(Increase) in financial assets: cash > 3 months		(308.9)	(295.5)
Net cash (used in) investing activities		(166.1)	(629.2)

Financing activities
Shareholder returns (net of tax)		-	(226.0)
Net proceeds from shares issued	14	403.5	3.6
Proceeds from long term borrowings		1,540.0	750.0
Repayments of long term borrowings		(132.3)	(230.8)
Lease liabilities paid		(38.2)	(28.1)
Net cash from in financing activities		1,773.0	268.7

Increase in cash and cash equivalents		449.0	442.6
Net foreign exchange differences		(63.3)	-
Cash and cash equivalents at beginning of the period		2,566.4	1,675.6
Cash and cash equivalents at end of the period		2,952.1	2,118.2
*Includes reclassification between trade payables and capital expenditure. See note 1 for further detail.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Half-Year ended September 30, 2020 (unaudited)

		Issued	Share		Other
	Ordinary	Share	Premium	Retained	Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16	-	-	-	(9.7)	-	-	-	(9.7)
Adj. balance at March 31, 2019	1,133.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the half-year	-	-	-	1,152.7	-	-	-	1,152.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	216.5	-	216.5
Total other comprehensive income	-	-	-	-	-	216.5	-	216.5
Total comprehensive income	-	-	-	1,152.7	-	216.5	-	1,369.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.6	-	3.6	-	-		-	3.6
Share-based payments	-	-	-	-	-	-	4.0	4.0
Repurchase of ordinary equity shares	-	-	-	(226.0)	-	-	-	(226.0)
Other	-		-	0.9	-	-	-	0.9
Cancellation of repurchased ordinary shares	(21.8)	(0.1)	-	-	0.1	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.5	-	-	(0.5)	-
Balance at September 30, 2019	1,112.2	6.7	723.0	5,100.3	3.3	491.1	32.5	6,356.9
Loss for the half-year	-	-	-	(504.0)	-	-	-	(504.0)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(602.4)	-	(602.4)
Total other comprehensive income	-	-	-	-	-	(602.4)	-	(602.4)
Total comprehensive income	-	-	-	(504.0)	-	(602.4)	-	(1,106.4)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.4	-	15.5	-	-	-	-	15.5
Share-based payments	-	-	-	-	-	-	3.0	3.0
Repurchase of ordinary equity shares	-	-	-	(354.5)	-	-	-	(354.5)
Cancellation of repurchased ordinary shares	(25.4)	(0.2)	-	-	0.2	-	-	-
Transfer of exercised and expired share based awards	-	-	-	3.2	-	-	(3.2)	-
Balance at March 31, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the half-year	-	-	-	(410.5)	-	-	-	(410.5)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	69.1	-	69.1
Total other comprehensive income	-	-	-	-	-	69.1	-	69.1
Total comprehensive income	-	-	-	(410.5)	-	69.1	-	(341.4)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	36.1	0.2	405.6	(2.3)	-	-	-	403.5
Share-based payments	-	-	-	-	-	-	2.1	2.1
Transfer of exercised and expired share based awards	-	-	-	0.9	-	-	(0.9)	-
Balance at September 30, 2020	1,125.3	6.7	1,144.1	3,833.1	3.5	(42.2)	33.5	4,978.7

Ryanair Holdings plc and Subsidiaries

MD&A Half-Year Ended September 30, 2020

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.

Ongoing EU Government travel & flight restrictions as a result of Covid-19 means that the Group will operate a significantly reduced flying schedule in H2 FY21 compared to what was originally expected. Therefore, the Group is recording an exceptional hedge ineffectiveness charge of €167M (net of a tax credit) in relation to H2 FY21 jet fuel hedges and a €47M charge (net of a tax credit) in relation to ineffective currency cashflow hedges primarily from delayed capex.

Income Statement

Scheduled revenues:
Scheduled revenues decreased by 79% to €790.8M due to an 80% decline in traffic to 17M as EU Governments imposed flight and/or travel bans due to the Covid-19 pandemic. This grounded approx. 99% of the Group’s fleet for almost 4 months (from mid-March to late June). The Group operated approximately 50% of its normal Q2 schedule with a 72% load factor.

Ancillary revenues:
Ancillary revenues decreased by 77% to €385.4M due to an 80% decline in traffic (as highlighted above) to 17M offset by a strong performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues decreased by 78% to €1,176.2M.

Operating Expenses:

Fuel and oil:
Fuel and oil decreased by 78% to €343.0M due to a 73% reduction in sectors flown, arising from Covid-19 fleet groundings and improved fuel burn.

Depreciation:
Depreciation was 22% lower at €296.5M, primarily due to lower amortisation as a result of reduced aircraft utilisation.

Staff costs:
Staff costs decreased by 60% to €234.7M due to reduced flight hours, a recruitment freeze, Group wide pay cuts and participation in EU Government payroll support schemes.

Airport and handling charges:
Airport and handling charges decreased by 74% to €169.7M due to lower sectors and reduced charges.

Route charges:
Route charges decreased by 73% to €115.3M primarily due to significantly reduced sectors arising from Covid-19 fleet groundings

Marketing, distribution and other:
Marketing, distribution and other decreased by 64% to €106.4M due to lower discretionary spending across the Group airlines and fewer flights qualifying for EU261 compensation due to improved on-time performance in H1 (97% OTP).

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased by 40% to €82.6M due to reduced aircraft utilisation.

Aircraft rentals:
Aircraft rentals fell by 83% to €4.8M due to 14 fewer leased B737 aircraft in the fleet.

Other expense:
Finance expenses decreased by €11.3M to €15.3M as a result of higher USD denominated cash on deposit and the maturity of more expensive secured debt.

Balance sheet:
Gross cash increased by €694.3M to €4,502.3.0M at September 30, 2020.
Gross debt rose by €1,374.0M to €5,585.2M primarily due to a €850M Eurobond issuance in September 2020 and £600M unsecured debt under the HMT and Bank of England CCFF, offset by €132.3M debt repayments and €38.2M lease liability payments.
Net debt was €1,082.9M at period end.

Shareholders’ equity:
Shareholders’ equity increased by €64.2M to €4,978.7M in the period primarily due to a €400.0M of equity placing in September 2020 offset by a net loss of €410.5M and IFRS hedge accounting unrealised gain for derivatives of €69.1M.

MD&A Quarter Ended September 30, 2020

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.

Ongoing EU Government travel & flight restrictions as a result of Covid-19 means that the Group will operate a significantly reduced flying schedule in H2 FY21 compared to what was originally expected. Therefore, the Group is recording an exceptional hedge ineffectiveness charge of €153M (net of a tax credit) in relation to H2 FY21 jet fuel hedges and a €50M charge (net of a tax credit) in relation to ineffective currency cashflow hedges primarily from delayed capex.

Income Statement

Scheduled revenues:
Scheduled revenues decreased by 69% to €690.1M due to a 62% decline in traffic to just 16.7M as EU Governments imposed flight and/or travel bans due to the Covid-19 pandemic. The Group operated approximately 50% of its normal Q2 schedule with a 72% load factor.

Ancillary revenues:
Ancillary revenues decreased by 58% to €360.9M due to a 62% decline in traffic (as highlighted above) to just 16.7M offset by a strong performance in priority boarding and reserved seating.

Total Revenue:
As a result of the above, total revenues decreased by 66% to €1,051.0M.

Operating Expenses:

Fuel and oil:
Fuel and oil decreased by 58% to €334.1M due to a 49% reduction in sectors flown, arising from Covid-19 fleet groundings and improved fuel burn.

Depreciation:
Depreciation is 14% lower at €162.5M, primarily due to lower amortisation as a result of reduced aircraft utilisation.

Staff costs:
Staff costs decreased 42% to €166.2M due to reduced flight hours, a recruitment freeze, Group wide pay cuts and participation in EU Government payroll support schemes.

Airport and handling charges:
Airport and handling charges decreased by 55% to €151.6M due to lower sectors and reduced charges.

Route charges:
Route charges decreased by 48% to €113.0M primarily due to significantly reduced sectors arising from Covid-19 fleet groundings.

Marketing, distribution and other:
Marketing, distribution and other decreased by 59% to €64.0M due to lower discretionary spending across the Group airlines and fewer flights qualifying for EU261 compensation due to improved on-time performance in Q2 (97% OTP).

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased by 33% to €46.4M due to reduced aircraft utilisation.

Aircraft rentals:
Aircraft rentals fell by 81% to €2.4M due to 14 fewer leased B737 aircraft in the fleet.

Other expense:
Finance expenses decreased by €7.2M to €5.9M as a result of higher USD denominated cash on deposit and the maturity of more expensive secured debt.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2020 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining six months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the six-month period ended September 30, 2020 compared to the six month period ended September 30, 2019, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

The Covid-19 pandemic and measures to reduce its spread have had, and will likely continue to have, a material adverse impact on the Group’s business, results of operations, financial condition and liquidity. Since February 2020, governments globally have implemented a range of travel restrictions including lockdowns, “do not travel” advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, and other similar measures. Other governmental restrictions and regulations in the future in response to Covid-19 could include additional travel restrictions, quarantines of additional populations (including the Group’s personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector have issued and may continue to issue non-binding advisories or recommendations regarding air travel or other social distancing measures, including limitations on the number of persons that should be present at public gatherings. In addition, Ryanair has incurred, and will continue to incur, significant Covid-19 related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. Although these procedures are currently elective, the industry may in the future be subject to further cleaning and safety measures, which may be costly and take a significant amount of time to implement. These measures, individually and combined, could have a material adverse impact on the Group’s business.

The full extent of the ongoing impact of Covid-19 on the Group’s longer-term operational and financial performance will depend on future developments, many of which are outside of the Group’s control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group’s business partners (particularly Boeing), and future governmental actions, all of which are highly uncertain and cannot be predicted.

Among other factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

David Bonderman and Kyran McLaughlin retired from the Board on May 31, 2020. Stan McCarthy was appointed Chairman of the Board of Directors following David Bonderman’s retirement. Details of the members of the Group’s Board of Directors are set forth on page 17 of the Group’s 2020 annual report.

Related party transactions – Please see note 15.

Post balance sheet events – Please see note 17.

Going concern
The directors, having made inquiries, including consideration of the possible future financial effects associated with the Covid-19 pandemic, believe that the Group has adequate resources (including the €1.25BN funds raised through a €400M share placing and an €850M unsecured Eurobond in September 2020) to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing the financial statements. While there is uncertainty as to the full extent of the impact on the Ryanair Holdings plc Group, the continued preparation of the Group’s consolidated financial statements on the going concern basis is supported by the financial projections prepared by the Group.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the half-year ended September 30, 2020 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2020 Annual Report for the year ended March 31, 2020, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2020, are available at http://investor.ryanair.com/.

The September 30, 2020 figures and the September 30, 2019 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2020, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the half-year ended September 30, 2020 on October 30, 2020.

Except as stated otherwise below, this year’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Government grants

Grants that compensate the Group for expenses incurred are recognised in the income statement on a systematic basis in the periods in which the expenses are recognised.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group’s financial year beginning on April 1, 2020 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●
Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IFRS 3 – Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IAS 1 and IAS 8 - Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform (effective for fiscal periods beginning on or after January 1, 2020)
●
Amendment to IFRS 16 – Covid-19-Related Rent Concessions (effective for fiscal periods beginning on or after January 1, 2020)

The Group has evaluated the extent to which its cashflow hedging relationships are subject to uncertainty driven by IBOR reform as at 31 December 2020. The Group’s hedged items and hedging instruments continue to be indexed to Euribor. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

The calculation methodology of Euribor changed during 2019. In July 2019, the Belgian Financial Services and Markets Authority granted authorisation with respect to Euribor under the European Union Benchmarks regulation. This allows market participants to continue to use Euribor for both existing and new contracts and the Group expects that Euribor will continue to exist as a benchmark for the foreseeable future.

The adoption of these new or amended standards did not have a material impact on the Group’s financial position or results from operations in the half-year ended September 30, 2020.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 17 – Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2023)
●
Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current (effective for fiscal periods beginning on or after January 1, 2023)
●
Amendments to IFRS 3 – Reference to the Conceptual Framework (effective for fiscal periods beginning on or after January 1 2022)
●
Amendments to IAS 16 – Property, Plant and Equipment – Proceeds before Intended Use (effective for fiscal periods beginning on or after January 1, 2022)
●
Amendments to IAS 37 – Onerous Contracts – Costs of Fulfilling a Contract (effective for fiscal periods beginning on or after January 1, 2022)
●
Annual Improvements to IFRS Standards 2018-2020 (effective for fiscal periods beginning on or after January 1, 2022)
●
Amendments to IFRS 17 (effective for fiscal periods beginning on or after January 1, 2023)
●
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (effective for fiscal periods beginning on or after January 1, 2021)

Statement of Cash Flows restatement

Operating cash inflows and investing cash outflows for the six month period ended 30 September 2019 have been reclassified. They both have been reduced by €274M to reflect accrued supplier payables which had previously been presented as capital expenditure in the consolidated cash flows.

2. Judgements and estimates

In preparing these condensed interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At September 30, 2020, a net liability of €601.5M (2019 net asset €73.5M) was recognised on balance sheet in respect of the Group’s jet fuel derivative instruments and a net asset of €226.6M (2019 net asset €508.8M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the full removal of flight restrictions imposed by governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

At March 31, 2020 the Group expected to operate much of its normal Winter 2020/2021 schedule. The Group now believes it will operate approximately 40% of its Winter 2020/2021 schedule.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules.

The Boeing 737-MAX was grounded in 2019, Boeing are currently working with the FAA and EASA regarding a return to service. At March 31, 2020 the aircraft was expected to return to service in the United States in the third quarter of 2020, the current expectation is that the aircraft will return to service in the United States in the fourth quarter of 2020 with a return to service in Europe a number of months thereafter.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year has traditionally resulted in higher revenues and results.

4. Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the half-year ended September 30, 2020 was 5.0% (September 30, 2019: 8.5%). The tax credit for the half-year ended September 30, 2020 of €21.8M (tax charge September 30, 2019: €106.8M) comprises a current tax charge of €9.5M and, a deferred tax credit of €31.3M primarily relating to the temporary differences for property, plant and equipment and net operating losses.

5. Share based payments

The terms and conditions of the Group’s share based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €2.1M in the half-year ended September 30, 2020 (September 30, 2019: €4.0M) is the fair value of options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At September 30, 2020 the Group had an operating fleet of 438 (2019: 455) Boeing 737 and 28 (2019: 21) Airbus A320 aircraft. The Group has agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation which will deliver (subject to EASA & FAA regulatory approval) over the next five or more years.

8. Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Chief Operating Decision Maker (CODM).

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Ryanair DAC (“Ryanair”) is a reportable segment for financial reporting purposes. Buzz, Lauda and Malta Air do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis in the table below.

There are varying levels of integration between the operating segments. Inter-segment revenue is not material and thus not subject to separate disclosure.

Reportable segment information is presented as follows:

	Ryanair DAC	Other	Total	Ryanair DAC	Other	Total
Half-year ended	At Sep 30, 2020	At Sep 30, 2020	At Sep 30, 2020	At Sep 30, 2019	At Sep 30, 2019	At Sep 30, 2019
	€M	€M	€M	€M	€M	€M

Segment revenue	1,160.6	15.6	1,176.2	5,149.0	240.6	5,389.6

Segment (loss)/PAT	(317.9)	(92.6)	(410.5)	1,209.2	(56.5)	1,152.7

Other segment information:
Depreciation	264.2	32.3	296.5	356.0	25.1	381.1
Capex net of supplier proceeds	(142.5)	-	(142.5)	334.2	-	334.2

	Ryanair DAC	Other	Total	Ryanair DAC	Other	Total
Quarter ended	At Sep 30, 2020	At Sep 30, 2020	At Sep 30, 2020	At Sep 30, 2019	At Sep 30, 2019	At Sep 30, 2019
	€M	€M	€M	€M	€M	€M
Segment revenue	1,039.3	11.7	1,051.0	2,934.3	143.2	3,077.5

Segment (loss)/PAT	(190.9)	(34.6)	(225.5)	931.4	(21.2)	910.2

Other segment information:
Depreciation	146.8	15.7	162.5	174.8	13.4	188.2
Capex net of supplier proceeds	(279.9)	-	(279.9)	97.6	-	97.6

	At Sep 30,	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,	At Mar 31,
	2020	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M	€M
Segment assets	14,100.7	583.7	14,684.4	14,194.5	552.7	14,747.2
Segment liabilities	8,780.3	925.4	9,705.7	8,995.2	837.5	9,832.7

9.
Earnings per share

	Half-Year	Half-Year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2020	2019	2020	2019

Basic (loss)/earnings per ordinary share (€)	(0.3752)	1.0247	(0.2053)	0.8139
Diluted earnings per ordinary share (€)	(0.3752)	1.0204	(0.2053)	0.8107
Weighted average number of ordinary shares (in M’s) – basic	1,094.0	1,124.9	1,098.6	1,118.3
Weighted average number of ordinary shares (in M’s) – diluted	1,094.0	1,129.7	1,098.6	1,122.7

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.1M (2019: 2.8M) and weighted issued share capital of 4.8M (2019: Nil).

10.
Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the half-year ended September 30, 2020 amounted to a credit of €143M this includes €250M supplier proceeds and capital expenditure of €108M that primarily relates to heavy maintenance checks.

11.
Assets held for sale

In August 2019, the Group entered into an agreement to sell 10 Boeing 737 aircraft in the years ending March 31, 2020 and 2021. 3 of these aircraft were sold during the year ended March 31, 2020. A further 2 aircraft were sold during the half-year ended September 30, 2020. The remaining 5 aircraft are presented as assets held for sale as at September 30, 2020 and are stated at the lower of their carrying amount and fair value less costs to sell.

12.
Derivative financial instruments

As a result of the widespread grounding of aircraft due to the Covid-19 pandemic, the Group expects to operate a significantly reduced flying schedule for the year ending March 31, 2021 compared to what was originally expected. Accordingly, as at September 30, 2020, the Group’s exposures for jet fuel and foreign currency were significantly reduced, causing a proportion of derivative financial instruments which previously qualified for hedge accounting to become ineffective, resulting in the discontinuance of certain cash-flow hedge arrangements. A net expense of €214M was recognised within the income statement for the half-year ended September 30, 2020, comprising a charge of €167M (net of tax) in respect of jet fuel exposures and a charge of €47M (net of tax), primarily associated with ineffective currency cash-flow hedges for fiscal year 2021 jet fuel and delayed capital expenditure. As of September 30, 2020, a balance of €153M (loss) is recognised in the cash flow reserve in respect of continuing hedges and €111M (gain) in respect of hedging relationships for which hedge accounting is no longer applied

13.
Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2020 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards, aircraft fuel contracts and EUA contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2020 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended September 30, 2020, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

● Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2020 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter ended September 30, 2020 that affect the fair value of our financial assets and financial liabilities.

13.
Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:
	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2020	2020	2020	2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	144.0	144.0	372.5	372.5
- Interest rate swaps	2.5	2.5	6.0	6.0
	146.5	146.5	378.5	378.5
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	87.2	87.2	291.2	291.2
- Interest rate swaps	1.1	1.1	2.0	2.0
- EUA Assets	7.1	7.1	-	-
	95.4	95.4	293.2	293.2
Trade receivables*	32.7		67.5
Cash and cash equivalents*	2,952.1		2,566.4
Financial asset: cash > 3 months*	1,516.1		1,207.2
Restricted cash*	34.1		34.4
Other assets*	0.1		2.3
	4,630.5	95.4	4,171.0	293.2
Total financial assets	4,777.0	241.9	4,549.5	671.7

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2020	2020	2020	2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	4.5	4.5	-	-
- Jet fuel contracts	58.8	58.8	180.5	180.5
	63.3	63.3	180.5	180.5
Long-term debt	1,061.2	1,068.9	1,138.9	1,148.5
Bonds	2,440.5	2,380.4	2,444.1	1,965.0
	3,565.0	3,512.6	3,763.5	3,294.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	498.8	498.8	1,047.8	1,047.8
- U.S. dollar currency forward contracts	44.0	44.0	2.2	2.2
- GBP currency swap	25.3	25.3	-	-
	568.1	568.1	1,050.0	1,050.0
Current maturities of debt	1,869.5	1,869.5	382.3	382.3
Trade payables*	1,390.7		1,368.2
Accrued expenses*	1,139.7		1,553.1
	4,968.0	2,437.6	4,353.6	1,432.3
Total financial liabilities	8,533.0	5,950.2	8,117.1	4,726.3
*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments

13.
Financial instruments and financial risk management (continued)

In April 2020, the Group raised approximately £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF.

The Group issued senior, unsecured bonds with a face value of €850M on September 15, 2020. The bond has a coupon rate of 2.875% and a maturity date of September 15, 2025

14.
Shareholders equity and shareholder returns

In September 2020, 35.2M ordinary shares were issued via an ordinary share placing at a price of €11.35 per share generating €400M proceeds.

During the period 0.9M ordinary shares were issued at a strike price between €6.25 and €6.74 per share following the exercise of vested options.

There were no shareholder returns during the half-year ended September 30, 2020.

In FY20 the Company bought back 47.2M shares at a total cost of €581M. This buyback was equivalent to approximately 4.2% of the Company’s issued share capital at March 31, 2020. All of these repurchased ordinary shares were cancelled at March 31, 2020.

As a result of the share buybacks in the year ended March 31, 2020, share capital decreased by 47.2M ordinary shares with a nominal value of €581M and the other undenominated capital reserve increased by a corresponding €0.3M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

15.
Related party transactions

The Company’s related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended September 30, 2020 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2020 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

16.
Government grants and assistance

During the six months to September 30, 2020, many European countries in which the Ryanair Group operates made available payroll support schemes. The Ryanair Group utilised a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programmes and long term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €44M and are offset against staff costs in the Consolidated Income Statement.

In April 2020, the Group raised £600M unsecured (12 months) debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies.

17.
Post balance sheet events

On 15 October the Group reduced its Winter schedule (November to March 2021) taking capacity down from 60% to 40% of prior year.

18.
Going concern

Due to its ongoing cost reductions, recent €1.25BN fundraising which underpinned the Group’s strong BBB rated balance sheet, and cost preservation measures, the Board are satisfied that it remains appropriate to adopt the going concern concept.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Transparency Rules of the Central Bank of Ireland.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:
●
prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Transparency Rules of the Central Bank of Ireland;
●
ensure the condensed set of financial statements has adequate disclosures;
●
select and apply appropriate accounting policies; and
●
make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

(1)
the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2020 (“the interim financial information”) which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, the Transparency Directive and Transparency Rules of the Central Bank of Ireland.
(2)
The interim financial information presented, as required by the Transparency Directive, includes:
a.
an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b.
a description of the principal risks and uncertainties for the remaining 6 months of the financial year
c.
related parties’ transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d.
any changes in the related parties’ transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

Stan McCarthy
Michael O’Leary
Chairman
                Chief Executive
October 30, 2020

Independent review report to Ryanair Holdings plc and Subsidiaries

Introduction

We have been engaged by the Company to review the condensed set of consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2020 which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes. Our review was conducted having regard to the Financial Reporting Council’s (“FRCs”) International Standard on Review Engagements (“ISRE”) (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly report for the six months ended September 30, 2019 is not prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Transparency Rules of the Central Bank of Ireland.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the EU. The Directors are responsible for ensuring that the condensed set of consolidated interim financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of consolidated interim financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review having regard to the Financial Reporting Council’s International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We read the other information contained in the half-yearly financial report to identify material inconsistencies with the information in the condensed set of consolidated interim financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the review. If we become aware of any apparent material misstatements or inconsistencies, we consider the implications for our report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Sean O’Keefe
October 30, 2020

For and on behalf of
KPMG
Chartered Accountants
1 Stokes Place,
St Stephen’s Green,
Dublin 2,
Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 November, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary